SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                         7 April , 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:

  1.  Technical interest adjustment announcement made on 4 March 2003
  2.  Director Shareholding announcement made on 17 March 2003
  3.  Technical interest adjustment announcement made on 17 March 2003
  4.  Technical interest adjustment announcement made on 17 March 2003
  5.  BT make price changes announcement made on 2 April 2003
  6.  Broadband Breakthrough announcement made on 3 April 2003




Enclosure 1.


                                           SCHEDULE 11


    NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company


BT Group plc


     Name of Director


Sir Christopher Bland


Ben Verwaayen


Ian Livingston


Pierre Danon


Andy Green


Paul Reynolds


3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.


Adjustment in technical interest of the above directors


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Ilford Trustees (Jersey) Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)


n/a


6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary


Adjustment in technical interest of the above directors


7) Number of shares/amount of stock acquired:


132,616 shares vesting to participant in BT Group Retention Share Plan


8) Percentage of issued class


n/a


9) Number of shares/amount of stock disposed


n/a


10) Percentage of issued class


n/a


11) Class of security


Ordinary shares of 5p each


12) Price per share


n/a


     Date of transaction


28 February 2003


14) Date Company informed


04 March 2003


15) Total holding following this notification


n/a


16) Total percentage holding of issued class following this notification


n/a


If a director has been granted options by the company please complete the following boxes

17) Date of grant


n/a


18) Period during which or date on which exercisable


n/a


19) Total amount paid (if any) for grant of the option


n/a


20) Description of shares or debentures involved: class, number


n/a


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a


22. Total number of shares or debentures over which options held following this notification


n/a


23) Any additional information


The above named Directors have technical interests, as at 04 March 2003 under
Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
- A technical interest, together with all employees of BT Group plc in 31,702,078 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
- A technical interest, together with all employees of BT Group plc, in 19,692 ordinary shares held in the name of Halifax Corporate Trustees Limited.

24) Name of contact and telephone number for queries


Graeme Wheatley 020 7356 6372


25) Name of signature or authorised company official responsible for making this notification


Graeme Wheatley


Date of Notification: 04 March 2003





End

Enclosure 2.

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)     Name of company

BT Group plc

 2. Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Purchase of 78 shares at 160.5p per share.

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

14 March 2003

14)     Date Company informed

17 March 2003

15)     Total holding following this notification

 1. 42,102 ordinary shares - personal holding;
 2. 191,668 ordinary shares under BT Incentive Share Plan - contingent award;
 3. 44,554 shares under BT Group Deferred Bonus Plan;
 4. 36,531 shares under BT Deferred Bonus Plan;
 5. 35,152 shares under BT Executive Share Plan - contingent award;
 6. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
 7. 219 shares under the BT Employee Share Ownership Scheme;
 8. 902 shares under BT Group Employee Share Investment Plan;
 9. Options over 855,620 shares under BT Group Global Share Option Plan.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has technical interests, as at 17 March 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  - A technical interest, together with all employees of BT Group plc in 31,719,402 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
  - A technical interest, together with all Employees of BT Group plc, in 19,692 ordinary shares held in the name of Halifax Corporate Trustees Limited.

24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 17 March 2003

End

Enclosure 3.

                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1)     Name of company

BT Group plc

 2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

11,635 shares vesting to two participants in BT Retention Share Plan

7)     Number of shares/amount of stock acquired:

nil

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

14 March 2003

14)     Date Company informed

17 March 2003

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

No change

23)     Any additional information

The above named Directors have technical interests, as at 17 March 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

  - A technical interest, together with all employees of BT Group plc in 31,719,402 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

  - A technical interest, together with all Employees of BT Group plc, in 19,692 ordinary shares held in the name of Halifax Corporate trustees Limited.

24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 17 March 2003

End

Enclosure 4.
                                        SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)     Name of company

BT Group plc

 2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7)     Number of shares/amount of stock acquired:

Recovery of 130 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

17 March 2003

14)     Date Company informed

17 March 2003

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

No change

23)     Any additional information

The above named Directors have technical interests, as at 17 March 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

  - A technical interest, together with all employees of BT Group plc in 31,719,402 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

  - A technical interest, together with all Employees of BT Group plc, in 19,822 ordinary shares held in the name of Halifax Corporate trustees Limited.

24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 17 March 2003

End

Enclosure 5.


                                          April 2 2003

                        RADICAL PRICING CHANGES MAKE BT

                    UP TO 20 TIMES CHEAPER THAN MAIN RIVALS

BT is challenging its fixed-line competitors head-on by offering customers national evening and weekend calls up to 20 times cheaper than its major rivals.

The huge savings are part of a radical new pricing structure for the successful BT Together scheme which sees the end of per-minute charging for all evening and weekend calls and makes distance irrelevant, with one rate for UK and local calls.

This means BT Together customers will pay just 6p for up to an hour on all evening and weekend calls made to anywhere in the UK. If the number is one nominated under the Friends and Family scheme, the cost of the call will be reduced by an extra 10 per cent.

Customers switching from rivals Telewest will save money every time they pick up the phone, while savings will be made against the current rates of ntl and One.Tel on all national calls lasting more than a minute. Thirty-minute and one-hour national evening calls with One.Tel cost 78p and GBP1.53, compared with just 6p under BT Together. And a single 10-minute national evening call using Car Phone Warehouse costs 13 pence more.

Angus Porter, managing director of BT Retail's consumer division said: "We are determined to be competitive and build on our position as the consumer champion in fixed-line telephony. We have kept our market share constant for the past two years in the face of increasing competition. This radical move provides the simplicity and lower charges that will give customers stronger reasons than ever to choose BT over any other company in the market.

"Claims by some competitors of savings over BT are often just plain misleading, as they are based on comparisons with our standard rate, which is only for customers for whom it would not be economic to be on a fixed call package. Today's changes make it simpler for many customers to spot the real deal.



"Our offer of 6p for all evening and weekend calls up to an hour virtually removes the need to compare our prices with other operators. What you see is what you get, with no need to think about any other items like call connection charges. Just consider that Telewest charges the same amount to connect a call as BT Together customers will pay for an hour. And the cost of a good gossip, say half-an-hour's chat with friends or relatives in another part of the UK at the weekend, will be substantially cheaper with BT Together. With BT, that chat will cost 6p, while British Gas will charge 45p, Carphone Warehouse, 57p, and the Post Office, GBP1.08."

The existing BT Together options have been streamlined to give the company's 10 million existing customers three simple-to-understand options - each geared to their level of phone use:

  - Option 1, the 6p hour plan - customers will pay a flat rate of 6p for up to an hour on all evening and weekend local and national calls. Daytime calls will be charged at 3p a minute, a 25 per cent saving on the previous price for national calls;
  - Option 2, the evening and weekend plan, offers the first hour for free on all evening and weekend local and national calls. The charges for daytime calls will be the same as for Option 1;
  - Option 3, the anytime plan, offers the first hour free on all UK calls at any time of day.

Each of the three options will have a fixed monthly fee that reflects the level of usage. Option 1 will cost GBP11.50 a month; Option 2, GBP17.50 and Option 3, GBP28.50.

The new options, which are to be introduced on June 1, are a direct response to over a million BT customers who replied to the UK's biggest-ever survey of customer opinion, which revealed a strong desire for lower, less-complicated call charges and greater certainty over their phone bills.

Porter added: "We believe these three new options represent excellent value-for-money and will not only be popular with our existing customers but will attract large numbers of new customers to BT."

ENDS

For further information, please contact:

Jon Carter, BT Retail press office          020 7356 4523

Mike Jarvis, BT Retail press office          020 7356 6045





Editors Notes:

BT Together's three new options: call rates will now depend on when you use your phone, and not on where you are calling:



                           Monthly fee incl. rental   Daytime call rate         Evenings and Weekends call
                           of one line and VAT, with                            rate
                           Direct Debit or Monthly    8am-6pm
                           Payment Plan (otherwise GBP1                           6pm-8am Evenings and all
                           more)                                                Weekend (incl. VAT)

Option 1                   GBP11.50                     3p per minute             6p

The 6p hour plan                                      (5p minimum charge)       for up to an hour per call
                                                                                *
Option 2                   GBP17.50                     3p per minute             No charge

The Evening and Weekend                               (5p minimum charge)       for up to an hour per call
plan                                                                            *
Option 3                   GBP28.50                     No charge                 No charge

The anytime plan                                      for up to an hour per     for up to an hour per call
                                                      call**                    *

* Every minute over an hour for evening and weekend calls will be charged at 1p per minute.

** Every minute over an hour for daytime calls under Option 3 will be charged at 3p per minute.

Customers can redial as often as they like.

The tables below show how costs compare for five minute, 30 minute and just under one hour calls. As these tables show, none of the selected competitors can beat BT Option 1 over all three call-duration periods.


Local Evening calls

Table shows cost of the     5mins          30mins         59mins 59secs  How many times BT is
call in pence for 3                                                      cheaper at the hour
different call lengths                                                   mark
BT Option 1                       6              6              6                 n/a
ntl                               15             65            125                 21
Telewest                          16             66            126                 21
One.Tel                           8              33             63                 11
SkyTalk                           5              30             60                 10
Carphone Warehouse                5              29             57                 9



Local Weekend calls

Table shows cost of the     5mins          30mins         59mins 59secs  How many times BT is
call in pence for 3                                                      cheaper at the hour
different call lengths                                                   mark
BT Option 1                       6              6              6                 n/a
ntl                               10             35             65                 11
Telewest                          11             36             66                 11
One.Tel                           8              33             63                 11
SkyTalk                           5              30             60                 10
Carphone Warehouse                5              29             57                 9

National Evening calls

Table shows cost of the     5mins          30 mins        59mins 59secs  How many times BT is
call in pence for 3                                                      cheaper at the hour
different call lengths                                                   mark
BT Option 1                       6              6              6                 n/a
ntl                               15             65            125                 21
Telewest                          16             66            126                 21
One.Tel                           16             78            153                 25
SkyTalk                           10             60            120                 20
Carphone Warehouse                10             57            114                 19

National Weekend calls

Table shows cost of the     5mins          30 mins        59mins 59secs  How many times BT is
call in pence for 3                                                      cheaper at the hour
different call lengths                                                   mark
BT Option 1                       6              6              6                 n/a
ntl                               10             35             65                 11
Telewest                          11             36             66                 11
One.Tel                           16             78            153                 25
SkyTalk                           5              30             60                 10
Carphone Warehouse                10             57            114                 19


Enclosure 6.

NR0313                                                             April 3, 2003

                          BT IN BROADBAND BREAKTHROUGH




  - ADSL broadband to be brought within reach of 90 per cent of UK homes
  - Wholesale prices to be cut
  - Support for more public sector partnerships to accelerate demand




BT today announced great news for Broadband Britain with radical plans to bring mass market broadband within reach of 90 per cent of UK homes. These plans are based on technological breakthroughs and cost saving initiatives. The company also revealed that wholesale prices will be cut from May 1.

In addition, BT said that public sector demand could be aligned to help accelerate the roll out of broadband. This will help local campaign groups in their efforts to bring broadband to their communities.

Providing a major update on the company's broadband strategy, BT chief executive Ben Verwaayen said that BT was well on track to hit its target of one million ADSL connections by the summer, having recently passed the 800,000 mark. He said the speed of this progress is generating economies of scale that will help BT continue to reduce costs and progress beyond the one million figure.

Technological Breakthroughs

He also announced that BT had made a series of technological breakthroughs that would, for the first time, bring ADSL within potential reach of 90 per cent of UK homes and small businesses. This represents a major advance from the current enabled footprint of 67 per cent.

The new initiatives mean that about 600 additional exchanges can now have trigger levels set taking potential coverage to 90 per cent. These represent the level of demand needed to make it commercially sensible for BT to take the risk of upgrading an exchange with ADSL. Within a week BT will announce trigger levels for the next 200 or so exchanges that, if enabled together with those exchanges that have existing trigger levels, would take coverage up to 85 per cent. The remainder will be announced by early summer.

Central to the setting of the new triggers is a technological development that enables exchanges to be linked together so that the costs of connecting them to the core BT network are reduced. This is one of several developments that will lead to cost savings and help BT set the new trigger levels.

This is in addition to BT extending the reach of ADSL broadband up to 6kms from the exchange. This separate development means that up to 98 per cent of people connected to an ADSL enabled exchange will be able to access the technology. This means close to 600,000 additional people will be able to access broadband from June.

BT chief executive Ben Verwaayen said: "Today's announcements mark a major milestone in the creation of Broadband Britain. BT has managed to overcome the challenge of bringing affordable broadband within reach of 90 per cent of UK homes and I am sure the news will be welcomed across the UK."

Prices slashed

He also revealed that BT would boost the market even further by cutting the wholesale price of broadband from May 1. This is possible due to factors including reduced cost of equipment and network efficiencies. The monthly fee for the wholesale consumer product will be reduced by up to GBP2 and there will be even larger savings on BT's wholesale products that are aimed at service providers who serve small businesses. Prices for the 500kbs, 1Mbs and 2Mbs products will be slashed by over 50 per cent.

Mr Verwaayen said: "These price cuts will benefit everyone from service providers to consumers and businesses and will ensure that the UK continues to have some of the lowest prices in Europe."

Public sector action

BT said that the purchasing power of the public sector could drive demand even faster. This would reinforce BT's efforts to accelerate take up and roll out within the 90 per cent footprint and help get beyond it.

In particular, BT said that government plans to enable schools and GP's surgeries with broadband would benefit the whole community if implemented in a way that helps reduce trigger levels in non-enabled exchanges. This would speed up the roll out of ADSL and bring the benefits of broadband to a far wider audience than just the public sector. It would also be in alignment with the government's over-riding objective of having the most extensive and competitive mass market for broadband in the G7.

Mr Verwaayen added: "The challenge ahead is to ensure that exchanges hit their trigger levels as quickly as possible. The registration scheme has been a runaway success with more than 300,000 expressions of interest and it will be boosted significantly as the government starts to bring broadband to every school and GP's surgery."

BT also highlighted the success of public private partnerships. Several of these have been developed - notably in Cornwall and Scotland - and the impact has shown how successful they can be in driving take-up. BT hopes that further partnerships can be replicated widely.

Other technologies

One scheme where such support could work is BT's Exchange Activate programme. This innovative scheme - to bring broadband to smaller exchanges - will be launched this summer following successful trials. It will be useful in extending availability to the UK's smallest communities.

BT also stressed that, as well as launching Exchange Activate, the company was working hard to develop other solutions to bring mass market broadband to every part of the UK. Options being explored include satellite, mesh radio and other forms of wireless broadband.

Mr Verwaayen concluded by saying: "2003 could be a seminal year in the drive to achieve Broadband Britain but only if the whole industry pulls together with the support of the government. Such an approach would benefit consumers, businesses and the UK itself."

                             ---------------------

Notes To Editors

BT Wholesale has notified several price changes that will come into effect from May 1, 2003. Among these are reductions in the monthly rental fees for its IPStream Home 500 and IPStream Office range of products (listed below). There will also be a discount scheme. Connection charges for IPStream end users will remain unchanged.
Product                      Current monthly fee                 New monthly fee
IPStream Home 500            GBP14.75                              GBP13.00
IPStream Office 500          GBP40                                 GBP18
IPStream Office 1000         GBP60                                 GBP28
IPStream Office 2000         GBP80                                 GBP38



  Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial + 44 20 7356 5369.

          All BT Group news releases can be accessed at our web site:

                           www.btplc.com/mediacentre






Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 7 April, 2003